EXHIBIT 5


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                               September 23, 2004


Energas Resources, Inc.
800 N.E. 63rd St.
Oklahoma City, OK 73105



This letter will constitute an opinion upon the legality of the sale by Dutchess Private Equities Fund II, L.P. of up to 10,000,000 shares of the common stock of Energas Resources, Inc., a Delaware corporation (the "Company"), all as referred to in the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Delaware, and a copy of the Registration Statement. In our opinion, the Company was authorized to issue the shares of stock mentioned above and such shares, when sold, will represent fully paid and non-assessable shares of the Company's common stock.


Very truly yours,

HART & TRINEN

/s/ William T. Hart
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William T. Hart